August 2008
Pricing Sheet dated August 19, 2008 relating to
Preliminary Terms No. 750 dated August 12, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

Bear Market PLUS Based Inversely on the Value of the NASDAQ-100 Index® due October 14, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – AUGUST 19, 2008
Issuer:	Morgan Stanley
Maturity date:	October 14, 2009
Underlying index:	NASDAQ-100 Index®
Aggregate principal amount:	$5,975,000
Payment at maturity:
▪  If the final average index value is less than the initial index value,
  $10 + enhanced downside payment
  In no event will the payment at maturity exceed the maximum payment at maturity.
▪  If the final average index value is greater than or equal to the initial index value,
  $10 – upside reduction amount
  In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:	$10 x leverage factor x index percent decrease
Upside reduction amount:	$10 x index percent increase
Index percent decrease:	(initial index value – final average index value) / initial index value
Index percent increase:	(final average index value – initial index value) / initial index value
Initial index value:	1,908.68, which is the index closing value of the underlying index on the pricing date
Final average index value:	The arithmetic average of the index closing value of the underlying index on each of the valuation dates.
Valuation dates:
One index business day in each of the four weeks prior to the maturity date, subject to adjustment for certain market disruption events, as follows:  September 18, 2009, September 25, 2009, October 2, 2009 and October 9, 2009

Leverage factor:	300%
Maximum payment at maturity:	$13.375 per Bear Market PLUS (133.75% of the stated principal amount)
Minimum payment at maturity:	$2 per Bear Market PLUS (20% of the stated principal amount)
Stated principal amount:	$10 per Bear Market PLUS
Issue price:	$10 per Bear Market PLUS
Pricing date:	August 19, 2008
Original issue date:	August 26, 2008 (5 business days after the pricing date)
CUSIP:	617480777
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Bear Market PLUS	$10	$0.10	$9.90
Total	$5,975,000	$59,750	$5,915,250
(1)  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

The “NASDAQ®,” “NASDAQ-100®”, “Nasdaq Global MarketSM” and “NASDAQ-100 Index” are trade or service marks of The Nasdaq Stock Market, Inc., which we refer to as The Nasdaq, and have been licensed for use by Morgan Stanley.  The Bear Market PLUS are not sponsored, endorsed, sold or promoted by The Nasdaq, and The Nasdaq makes no representation regarding the advisability of investing in the Bear Market PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 750 dated August 12, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.